JCI (London) Limited

(Registered in England)
Registration No 1410834

6 St James's Place
London SW1A 1NP
Tel 020 7491 1889
Fax 020 7491 1989

02034838

PECD/JAK

13 November 2001

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
WASHINGTON DC 20549
U.S.A.

Dear Sirs

WESTERN AREAS LIMITED- FILE NO. 82-268

In accordance with rule 12g 3-2(b) we enclose for your information and records five copies of the following document(s):-

Press Release	-	**Dated 5 November 2001**
News Release	-	**Dated 8 November 2001**
Report for the quarter ended 30 September 2001	-	**Dated 8 November 2001**

issued by the above company, for which we act as London Secretaries.

Yours faithfully
For and on behalf of
JCI (London) Limited

P E C Dexter
Secretary

WESTERN AREAS LIMITED

NEWS RELEASE

<u>*For immediate release*</u>

For further details please contact

Brett Kebble (CEO)
+27 11 688-5074
+27 (0) 83-633-1803

John Brownrigg (MD)
+27 11 688 5076
+27 (0)83 653 4043

WESTERN AREAS PROFIT AFTER TAX UP

Johannesburg, 8 November - Western Areas posted an 8% improvement to R17 million in profit after tax for the September quarter on the back of another steady performance by the South Deep joint venture.

The company's gold revenue from South Deep rose by 7% to R102.3 million during the quarter. It said this was due to a 12% increase in gold production to 1 472 kg and the improvement in the rand gold price. Profits from gold decreased from R17.6 million to R11.7 million due to an increase in production costs and a decline in grade. Production costs increased due to the increased tonnage throughput, the wage increases and once-off costs incurred in freehold purchases.

Development of the South Deep project continued to make satisfactory progress, with capital expenditure rising to R110.3 million in the quarter. The R5 billion project, designed to exploit the world's single largest gold reserve, is now less than two years away from full commissioning. Upon completion it will make South Deep a major low-cost, long-life producer with an annual gold output of some 700 000 ounces.

Western Areas announced last week that it had decided not to sell its 50% interest in South Deep at this time and had instead negotiated a facility which would raise up to US$125 million, which would enable it to make a further distribution to shareholders in due course.

Today's announcement also said that Western Areas subsidiary Barnex had sold its Ghanaian assets to Golden Star Resources of Canada during the quarter. The consideration received consisted of 3.3 million Golden Star ordinary shares, 1.3 million Golden Star warrants and a net smelter royalty in respect of the first million ounces of gold production from the Prestea and Bogoso operations in Ghana.

---

du Plessis Associates

Issued by du Plessis Associates on behalf of Western Areas Limited. dPA contact Kathy du Plessis on Tel : +27 11 728 4701, cell : +27 (0) 83 266 5847 or e-mail: westernareas@dpapr.com

WESTERN AREAS DISTRIBUTION DETAILS DUE THIS YEAR

Johannesburg, 5 November 2001 - Following the announcement by Western Areas on Friday that it had decided not to sell its 50% interest in the South Deep Project and had instead negotiated a facility which would raise up to US$125 million, enabling it to make a further distribution to shareholders in due course, the company said today shareholders would be advised of full details of a proposed distribution upon the finalisation of all the associated documentation and the satisfaction of conditions precedent. It hopes to complete these in the course of this year.

---

du Plessis Associates

Issued by du Plessis Associates on behalf of Western Areas Limited.
dPA contact Kathy du Plessis on: Tel : +27 11 728 4701,
or cell : +27 (0) 83 266 5847 or e-mail: westernareas@dpa.co.za

WESTERN AREAS LIMITED

REPORT FOR THE THIRD QUARTER ENDED 30 SEPTEMBER 2001

Improvement of 8% in profit after tax

Gold revenue up 7%

Gold production up 12%

South Deep development progressed as planned

The profit after tax for the September quarter improved by 8% to R17 million on the back of another steady performance by the South Deep joint venture. Gold revenue has increased by 7% to R102.3 million. The contributing factors to the increase in revenue were the 12% increase in gold production from 1 320 kg to 1 472 kg and the improvement in the gold price received to R75 548 per kilogram.

Profits from gold decreased from R17.6 million to R11.7 million, due to an increase in production costs to US$ 221 per ounce and a decline in recovered grade to 7.16 grams per tonne. Production costs increased due to the increased tonnage throughput, the wage increases and once-off costs incurred in freehold purchases.

Barnato Exploration Limited, a subsidiary of Western Areas Limited, disposed of its Ghanaian assets during the quarter to Golden Star Resources Ltd. - a Canadian listed company. The consideration received consisted of 3.3 million Golden Star Resources Ltd. common shares, 1.3 million Golden Star Resources Ltd. warrants and a net smelter gold royalty, in respect of the first one million ounces of gold production from the Prestea and Bogoso operations in Ghana.

Development at the South Deep project progressed as planned, with capital expenditure rising to R110.3 million in this quarter.

Shareholders are referred to the announcement which appeared in the press on Monday 5 November 2001, in terms of which Western Areas negotiated a facility which would raise up to US$125 million, which would enable it to make a further distribution to shareholders in due course.

RB Kebble
Chief Executive Officer

JF Brownrigg
Managing Director

Johannesburg
8 November 2001

The following table represents the hedge book as at 30 September 2001:

	Years to									
	31.12.01	**31.12.02**	**31.12.03**	**31.12.04**	**31.12.05**	**31.12.06**	**31.12.07**	**31.12.08**	**31.12.09**	**TOTAL**
Fixed forward contract										
Amount hedged (oz 000)	105	35	38	42	21	-	-	84	84	409
Average price ($/oz)	266	260	260	260	260	-	-	280	280	
Fixed forward contract										
Amount hedged (oz 000)	-	105	-	-	-	-	-	-	-	105
Average price (R/oz)	-	1 822	-	-	-	-	-	-	-	
Call options sold										
Amount hedged (oz 000)	-	35	40	42	42	42	42	42	42	327
Average price ($/oz)	-	325	325	325	325	325	325	325	325	
Call options bought										
Amount hedged (oz 000)	-	70	76	77	38	-	-	-	-	261
Average price ($/oz)	-	420	420	420	420	-	-	-	-	
Gold lease rate swaps										
Amount hedged	-	-	-	-	214	-	157	-	126	497

CONSOLIDATED INCOME STATEMENT

US$ million				R million		
Quarter ended 30.09.01	Quarter ended 30.06.01	Year ended 31.12.00		**Quarter ended 30.09.01**	Quarter ended 30.06.01	Year ended 31.12.00
Unaudited	*Unaudited*	*Audited*		***Unaudited***	*Unaudited*	*Audited*
12.2	11.9	47.4	**Revenue from gold**	**102.3**	95.9	329.1
12.2	11.2	46.6	At spot	**102.3**	90.1	323.4
-	0.7	0.8	Hedging profits	**-**	5.8	5.7
(10.8)	(9.7)	(36.8)	Costs and other expenses	**(90.6)**	(78.3)	(255.2)
(9.6)	(8.5)	(30.9)	Production costs	**(80.5)**	(68.7)	(214.0)
(1.2)	(1.2)	(5.9)	Non-cash items	**(10.1)**	(9.6)	(41.2)
1.4	2.2	10.6	**Profit from gold**	**11.7**	17.6	73.9
3.4	2.9	23.4	Plus	**27.6**	23.4	162.8
0.7	0.1	2.8	Sundry revenue	**5.9**	0.4	19.7
2.7	2.8	20.6	Net interest received	**21.7**	23.0	143.1
(1.7)	(1.7)	(12.0)	Less	**(14.1**	(13.8)	(83.1)
-	-	(2.8)	Net premiums on put and call options	**-**	-	(19.6)
(1.5)	(1.6)	(6.9)	Administration costs and amortisation of corporate assets	**(12.6)**	(13.0)	(47.4)
-	-	(1.0)	Exploration and new business	**(0.1)**	(0.1)	(6.8)
(0.2)	(0.1)	(1.3)	Prestea operating loss, mine closure and feasibility study costs	**(1.4)**	(0.7)	(9.3)
3.1	3.4	22.0	**Operating profit**	**25.2**	27.2	153.6
-	-	(3.3)	**Restructuring costs**	**-**	-	(22.7)
3.1	3.4	18.7	**Profit before taxation**	**25.2**	27.2	130.9
(0.9)	(1.5)	(6.7)	Taxation	**(8.0)**	(11.4)	(46.7)
(0.6)	(0.8)	(6.9)	Normal taxation	**(5.3)**	(6.1)	(48.2)
(0.3)	(0.7)	0.2	Deferred taxation	**(2.7)**	(5.3)	1.5
-	-	0.1	Attributable to outside shareholders	**(0.2)**	-	0.4
2.2	1.9	12.1	**Profit after taxation**	**17.0**	15.8	84.6
2	2	13	Headline earnings per share – cents	**16**	15	90
2	2	12	Earnings per share – cents	**16**	15	80
105.4	105.4	105.4	Number of shares in issue (million)	**105.4**	105.4	105.4

COST AND REVENUE PER UNIT OF PRODUCTION

	Quarter ended 30.09.01 R	Quarter ended 30.06.01 R	Year ended 31.12.00 R
METRIC			
Per tonne milled			
Production costs	**426**	416	352
Other expenses and non-cash costs	**53**	58	68
Total costs	**479**	474	420
Per kilogram produced			
Production costs	**59 442**	53 726	42 276
Other expenses and non-cash costs	**7 439**	7 473	8 139
Total costs	**66 881**	61 199	50 415
Gold price received (spot)			
Per tonne milled	**541**	546	532
Per kilogram declared	**75 548**	70 492	63 888
Capital commitment at end of period (R million)	**95.5**	117	66
Conversion rates used:			
US$ 1 = Rands			
Average rate for period	**8.3728**	8.0314	6.9362
Rate at end of period	**9.0276**	8.0436	7.5605

	Quarter ended 30.09.01 US$	Quarter ended 30.06.01 US$	Year ended 31.12.00 US$
IMPERIAL			
Per ton milled			
Production costs	**46**	47	46
Other expenses and non-cash costs	**6**	7	9
Total costs	**52**	54	55
Per ounce produced			
Production costs	**221**	208	190
Other expenses and non-cash costs	**28**	29	36
Total costs	**249**	237	226
Gold price received (spot)			
Per ton milled	**59**	62	69
Per ounce declared	**281**	273	286
Capital commitment at end of period ($ million)	**11**	15	9
Conversion rates used:			
US$ 1 = Rands			
Average rate for period	**8.3728**	8.0314	6.9362
Rate at end of period	**9.0276**	8.0436	7.5605

South Deep Shaft Sinking

	Main Shaft		Vent Shaft	
	Quarter ended 30.09.01	Quarter ended 30.06.01	**Quarter ended 30.09.01**	Quarter ended 30.06.01
Sinking (metres)	**49**	10	**0**	0
Metres per calendar day	**0.53**	0.11	**0.00**	0.00
Distance below collar (metres)	**2 948**	2 899	**2 759.5**	2 759.5
Days on development	**50 days - 110, 110A lev devel.**	85 days - 110 lev station	**92 days - 94, 100 lev devel.**	91 days - 100 lev devel.
Cubic metres broken in dev. (Plan)	**3 469**	2 187	**4 004**	3 610
Cubic metres broken in dev. (Actual)	**4 591**	2 904	**1 683**	4 548
Metres/Calendar day sink (excl dev. days)	**1.17**	1.11	**0.00**	0.00

Summarised Development Results

Quarter Ending	Total Development (m)	Primary Reef Development (m)	Primary Reef Sampled (m)	Channel Width (m)	Channel Value (g/t)	Channel (cm-g/t)
30.09.2001	1 139	20.2	0.0	0	0.0	0
30.06.2001	1 188	94.4	78.0	237	5.0	1 185
Year to 30.09.2001	4 096	217.1	203.0	282	5.2	1 466

DEVELOPMENT	Metric			Imperial		
	Quarter ended		Year to date	Quarter ended		Year to date
	30.09.01	30.06.01	30.09.01	30.09.01	30.06.01	30.09.01
Advance on reef and country rock	(metres)	(metres)	(metres)	(feet)	(feet)	(feet)
Ventersdorp Contact Section	709	418	1 531	2 327	1 371	5 023
Upper Elsburg Section	430	770	2 565	1 411	2 526	8 415
Total metres	**1 139**	**1 188**	**4 096**	**3 738**	**3 897**	**13 438**

WESTERN AREAS LIMITED
Registration Number 1959/003209/06 • Incorporated in the Republic of South Africa • ISIN No: ZAE000016549 • Share Code: WAR
PO Box 61719, Marshalltown 2107 • Telephone: +27(11) 688-5000 • Fax: +27(11) 834-9195
UK registrars • Capita IRG Plc, Balfour House, 390/398 High Road, Ilford, Essex LG1 1NQ
Investor and media relations: For further information contact Kathy du Plessis on:
Tel: +27(11) 728-4701 • Fax: +27(11) 728-2547 • e-mail: westernareas@dpapr.com
www.westernareas.co.za

dPA 3762/e

CONSOLIDATED BALANCE SHEET

US$ million					R million		
Quarter ended 30.09.01	Quarter ended 30.06.01	Year ended 31.12.00			**Quarter ended 30.09.01**	Quarter ended 30.06.01	Year ended 31.12.00
Unaudited	*Unaudited*	*Audited*		*Notes*	***Unaudited***	*Unaudited*	*Audited*
			Capital employed				
288.5	321.4	337.8	Shareholders' equity		**2 604.2**	2 585.2	2 553.9
1.9	2.2	2.3	Outside shareholders' interests		**17.4**	17.4	17.4
45.2	50.4	52.6	Deferred taxation		**408.3**	405.6	397.7
2.0	2.3	2.4	Long-term liabilities		**18.3**	18.3	18.3
337.6	376.3	395.1			**3 048.2**	3 026.5	2 987.3
			Represented by				
273.2	297.0	300.6	Mining assets		**2 466.3**	2 389.2	2 272.9
2.0	-	-	Listed investments		**18.1**	-	-
0.1	0.2	0.3	Unlisted investments		**1.1**	1.9	2.2
4.6	5.2	8.1	Long-term advances		**41.7**	41.7	61.6
57.7	73.9	86.1	**Net current assets**		**521.0**	593.7	650.6
74.1	86.1	105.3	**Current assets**		**668.8**	692.0	796.0
2.1	2.1	1.8	Inventories		**19.3**	16.7	13.6
4.4	4.5	10.8	Receivables		**39.7**	35.9	81.4
47.8	43.4	38.0	Loan to JCI Gold Ltd	1	**431.4**	349.1	287.2
16.1	17.4	17.1	Short-term cash advances	2	**145.1**	139.8	129.5
3.7	18.7	37.6	Cash and short-term funds		**33.3**	150.5	284.3
16.4	12.2	19.2	**Current liabilities**		**147.8**	98.3	145.4
10.8	12.2	19.2	Payables and provisions		**97.5**	98.3	145.4
5.6	-	-	Short-term borrowings		**50.3**	-	-
337.6	376.3	395.1			**3 048.2**	3 026.5	2 987.3

Notes:

1 The loan to JCI Gold Limited is repayable on 31 December 2001, is secured by a reversionary pledge of marketable securities and carries interest at prime plus 1.5%.

2 Short-term cash advances consist of advances made to Durban Roodepoort Deep, Limited amounting to R145.1 million. These advances carry interest at prime plus 1.5%, are secured by a pledge of marketable securities with a current market value of R131 million, and are guaranteed by Consolidated African Mines Limited and JCI Gold Limited. These advances are repayable on 31 December 2001.

PRODUCTION RESULTS

	Quarter ended 30.09.01	Quarter ended 30.06.01	Year ended 31.12.00		**Quarter ended 30.09.01**	Quarter ended 30.06.01	Year ended 31.12.00
METRIC				**IMPERIAL**			
Ore milled, tonnes (000)				**Ore milled, tons (000)**			
Western Areas section	**135**	113	345	Western Areas section	**149**	125	380
South Deep section	**54**	51	204	South Deep section	**60**	56	224
Surface material	-	1	60	Surface material	-	1	66
Total ore milled	**189**	165	609	Total ore milled	**209**	182	670
Yield, grams per tonne				**Yield, ounces per ton**			
Western Areas section	**7.20**	8.32	10.43	Western Areas section	**0.210**	0.242	0.304
South Deep section	**9.28**	7.37	7.00	South Deep section	**0.269**	0.216	0.204
Surface material	-	1.16	0.57	Surface material	-	0.032	0.017
Average grade recovered	**7.16**	7.72	8.33	Average grade recovered	**0.209**	0.226	0.243
Gold production, kilograms				**Gold production, ounces**			
Western Areas section	**971**	942	3 599	Western Areas section	**31 218**	30 270	115 694
South Deep section	**501**	377	1 426	South Deep section	**16 108**	12 121	45 831
Surface material	-	1	34	Surface material	-	32	1 093
Total gold production	**1 472**	1 320	5 059	Total gold production	**47 326**	42 423	162 618
Work-in-progress	**(118)**	(42)	4	Work-in-progress	**(3 794)**	(1 334)	129
Total gold declared	**1 354**	1 278	5 063	Total gold declared	**43 532**	41 089	162 747

CONSOLIDATED CASH FLOW STATEMENT

US$ million				R million		
Quarter ended 30.09.01 *Unaudited*	Quarter ended 30.06.01 *Unaudited*	Year ended 31.12.00 *Audited*		**Quarter ended 30.09.01 *Unaudited***	Quarter ended 30.06.01 *Unaudited*	Year ended 31.12.00 *Audited*
			Cash flow from operating activities			
0.9	3.1	(5.4)	Cash from/(utilised in) operations	**7.4**	24.9	(37.7)
-	-	(6.0)	Interest paid	**-**	-	(41.9)
-	(6.5)	(1.1)	Taxation paid	**-**	(51.9)	(7.4)
0.9	(3.4)	(12.5)	Net cash generated by/(utilised in) operating activities	**7.4**	(27.0)	(87.0)
			Investing activities			
(13.2)	(10.5)	(38.0)	Capital expenditure on the South Deep project	**(110.3)**	(84.7)	(263.7)
-	-	2.3	Proceeds on sale of assets	**-**	-	15.8
(7.8)	-	-	Increase in loan to JCI	**(65.5)**	-	-
-	3.0	3.1	Decrease in advances	**-**	24.0	21.8
-	-	36.1	Decrease in short-term cash advances	**-**	-	250.6
0.1	0.3	14.2	Interest received	**0.9**	2.8	98.8
-	-	0.1	Dividends received	**-**	-	0.4
(20.9)	(7.2)	17.8	Net cash (utilised in)/generated by investing activities	**(174.9)**	(57.9)	123.7
			Financing activities			
6.0	-	-	Increase in short-term loans	**50.3**	-	-
-	-	(87.4)	Cash distribution	**-**	-	(606.0)
-	-	(4.3)	Repayment of long-term borrowings	**-**	-	(30.0)
6.0	-	(91.7)	Net cash generated by/(utilised in) financing activities	**50.3**	-	(636.0)
(14.0)	(10.6)	(86.4)	**Net cash utilised**	**(117.2)**	(84.9)	(599.3)
18.7	29.3	143.5	Opening balance of cash and cash equivalents	**150.5**	235.4	883.6
(1.0)	-	(19.5)	Translation adjustment			
3.7	18.7	37.6	**Closing balance of cash and cash equivalents**	**33.3**	150.5	284.3